Corporate Office: 4281 Technology Drive Fremont, CA 94538 Ph: 510-438-4700 www.axt.com

May 13, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:Sergio Chinos, Staff Attorney

Asia Timmons-Pierce, Special Counsel

Re:	AXT, Inc.

Registration Statement on Form S-3

Filed July 27, 2021

File No. 333-258196

Acceleration Request

Requested Date:May 17, 2022

Requested Time:4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AXT, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-258196) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff of the Securities and Exchange Commission. The Company hereby authorizes Andrew D. Hoffman of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Andrew D. Hoffman at (650) 849-3240 or ahoffman@wsgr.com.

*****

Securities and Exchange Commission

May 13, 2022

Please direct any questions or comments regarding this acceleration request to Andrew D. Hoffman at (650) 849-3240.

Sincerely,

AXT, INC.

By: Gary L. Fischer

Chief Financial Officer and Corporate Secretary

cc:Dr. Morris S. Young, AXT, Inc.

Andrew D. Hoffman, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation